Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

February 28, 2017

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Gregory:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-16-800650 ) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on December 21, 2016 to: (i) include certain updates in connection with a sub-adviser change for Transamerica Small/Mid Cap Value; (ii) reflect the revised principal investment strategies for Transamerica Multi-Manager Alternative Strategies Portfolio; and (ii) register Advisor Class shares for the following nine existing series of the Registrant: Transamerica Asset Allocation – Conservative Portfolio, Transamerica Asset Allocation – Growth Portfolio, Transamerica Asset Allocation – Moderate Growth Portfolio, Transamerica Asset Allocation – Moderate Portfolio, Transamerica Dynamic Allocation, Transamerica Dynamic Income, Transamerica International Small Cap Value, Transamerica Multi-Managed Balanced and Transamerica Multi-Manager Alternative Strategies Portfolio. The Staff’s comments were conveyed to the Registrant by telephone on January 31, 2017.

The Staff noted that all comments to a Fund’s summary section, as noted below, also generally apply to the disclosure with respect to the section entitled “More on Each Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Correspondence Comments:

1.	Fees and Expenses – Annual Fund Operating Expenses: Please explain supplementally the reason for including a footnote to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year when none of the Funds included in the Amendment are new funds.

Response: While the relevant Funds are not new funds, Class R1 and Advisor Class shares of these Funds have not yet launched and have no operating results. As a result, the Registrant believes that it is appropriate to estimate the “Other expenses” of these classes.

General Prospectus Comments:

2.	Comment: The Staff noted that the filing is not materially complete, and will need to be completed in a post-effective amendment filing prior to effectiveness. Please confirm that all omitted, blank, bracketed or otherwise missing information will be included in a post-effective amendment filing.

Response: The Registrant so confirms.

3.	Comment: Please update the Funds’ series and class identifiers on the Commission’s EDGAR system.

Response: The Registrant has updated the series and class identifiers.

4.	Risk Disclosure: Please consider whether the Funds’ risk disclosure is consistent with the SEC’s Division of Investment Management IM Guidance Updates 2014-01 and 2016-02, “Risk Management in Changing Fixed Income Market Conditions” and “Fund Disclosure Reflecting Risks Related to Current Market Conditions,” respectively, and revise if appropriate.

Response: The Registrant believes that the Funds’ risk disclosure is consistent with IM Guidance Updates 2014-01 and 2016-02. It is noted that the Registrant’s post-effective amendment filing to be filed pursuant to Rule 485(b) under the 1933 Act will reflect revisions to certain risk factors, including the “Interest Rate” and “Market” risks.

5.	Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that the Retail Prospectus includes disclosure stating that a waiver of the applicable Class A shares front-end sales load may be available to eligible purchasers of Class A shares made through financial intermediaries that offer such shares as well as through various employee retirement accounts. Accordingly, please review this disclosure, and revise pursuant to the SEC’s Division of Investment Management IM Guidance Update 2016-06 and consider relocating this information to an appendix. The Staff notes the appendix can be either part of the prospectus or a standalone document.

Response: The Registrant believes that the body of the Retail Prospectus contains adequate disclosure on possible sales charge reductions and/or waivers available to eligible purchasers consistent with the requirements of Form N-1A. The Registrant has, consistent with IM Guidance Update 2016-06, made updates to the Retail Prospectus to add an appendix to provide additional information regarding sales charge reductions and/or waivers made available by a certain intermediary.

6.	Fees and Expenses: Please revise the lead-in paragraph to correctly list the page reference in the prospectus where shareholders can find disclosure relating to “Waivers and/or Reductions of Charges.”

Response: The Registrant has made updates consistent with the Staff’s comment.

Retail Prospectus Comments:

7.	Principal Investment Strategies: Please provide a plain English explanation of “alternative investment strategies” to be utilized by Transamerica Multi-Manager Alternative Strategies Portfolio as the term may be confusing to investors.

Response: The Registrant believes that the existing principal investment strategies disclosure for Transamerica Multi-Manager Alternative Strategies Portfolio concerning “alternative investment strategies” is sufficiently clear and written in plain English.

8.	Fees and Expenses – Annual Fund Operating Expenses: Please supplementally confirm that “Dividend, interest and borrowing expenses on securities sold short” is included in the line item “Other expenses” for all Funds that utilize short sales as a principal investment strategy.

Response: The Registrant so confirms.

9.	Principal Investment Strategies: Please provide a plain English explanation of terms “shorting” and “long-short strategies” as these terms may be confusing to investors.

Response: The Registrant believes the current description of risk posed by “short sales” coupled with the additional detail concerning the Transamerica Long/Short Strategy contained in Item 9 appropriately explain “shorting” and “long-short strategies”.

10.	Principal Investment Strategies: Please review the Principal Investment Strategies for each Fund so that the disclosure in Item 4 contains only strategies that each Fund considers to be principal. The Staff notes that additional or non-principal strategies should be relocated to the Item 9 disclosure under the section “More on each Fund’s Strategies and Investments” or the Statement of Additional Information (“SAI”).

Response: The Registrant has made certain revisions in response to the Staff’s comment.

11.	Principal Investment Strategies: Please revise disclosure to clarify how investments a Fund may make are considered to be principal investment strategies of that Fund. Please relocate any additional or non-principal strategies to the Item 9 disclosure under the section “More on each Fund’s Strategies and Investments.” The Staff notes that the last bullet point in the in the Principal Investment Strategies section for Transamerica Multi-Manager Alternative Strategies Portfolio contains non-principal strategy information and should be revised accordingly:

“The fund may invest from time to time in underlying funds that use non-alternative strategies and/or invest primarily in traditional asset classes. The fund may also invest directly in U.S. government securities, short-term commercial paper and/or repurchase agreements.”

Response: The Registrant believes the current disclosure is appropriate and properly appears in the Item 4 disclosure.

12.	Principal Investment Strategies: Please clarify how the portfolio managers of Transamerica Multi-Manager Alternative Strategies Portfolio decide what securities or underlying funds to purchase or sell. The Staff notes that the last bullet point in the in the Principal Investment Strategies section for the Portfolio states that:

“The sub-adviser for each underlying fund decides which securities to purchase and sell for that underlying fund.”

Response: The Registrant notes that the highlighted disclosure relates to purchases and sales at the underlying fund level. The Registrant believes the second paragraph of the Principal Investment Strategies section contains appropriate disclosure describing the process the sub-adviser utilizes when making investment decisions for the Fund.

13.	Principal Investment Strategies/Principal Risks: For each Fund that may invest in derivatives, please ensure that the derivatives-related disclosure is focused on the specific types of derivatives in which the Fund will invest and the associates risks of such derivatives. The Staff notes that the current disclosure is broad and generic.

Response: The Registrant believes that the current derivatives disclosure for the applicable Funds is appropriate and consistent with the requirements of Item 4 of Form N-1A.

14.	Principal Investment Strategies/Principal Risks: For each Fund, please confirm that each principal risk factor is reflected in the Principal Investment Strategies section of the prospectus. If additional non-principal risk factors are identified, please remove these risk factors, or revise the Principal Investment Strategies section to include appropriate disclosure.

Response: The Registrant has made certain revisions in response to the Staff’s comment.

15.	Principal Risks: The Staff notes the Principal Risks sections of the prospectus are lengthy and undermine the usefulness of the section. Please consider revising the Principal Risks section for brevity. The Staff notes that enhanced risk disclosure could be moved to the section titled “More on Risks of Investing in the Fund” under Item 9 of Form N-1A.

Response: The Registrant believes the current Item 4 risk factors are appropriate.

16.	Principal Risks: The Staff notes that all risks considered principal should be included in this section. Therefore, please delete the following sentence from the lead-in paragraph to the Principal Risks section of the prospectus and revise the prospectus as necessary:

“Each risk described below may not apply to each underlying fund and an underlying fund may be subject to additional or different risks than those described below.”

Response: The Registrant believes that the noted disclosure is appropriate. For each asset allocation Fund, the Principal Risks section provides a summary description of the principal risks of the asset allocation Fund rather than those each available underlying fund.

17.	Principal Investment Strategies: For each Fund with “Active Trading” risk, please revise disclosure to reflect that “Active Trading” is a principal investment strategy of the Fund. If “Active Trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response: The Registrant believes that for each Fund with “Active Trading” risk, the Fund’s principal investment strategies, principal risks and portfolio turnover rate appropriately disclose the Fund’s trading strategy.

18.	Principal Investment Strategies/Principal Risks: For Funds that include “Focused Investing” as a principal risk factor, please add corresponding disclosure to such Funds’ Principal Investment Strategies to note that the Fund may invest in certain countries, regions, sectors or industries to the extent the Fund focuses its investments in such areas.

Response: The Registrant believes the current strategy disclosure is appropriate.

19.	Principal Investment Strategies: With respect to any Fund that invests, or plans to invest, more than 15% of its net assets in the securities issued by entities excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the 1940 Act, including, but not limited to, collateralized loan obligations, collateralized debt obligations or non-agency residential mortgage-backed securities, please explain in detail how the Fund’s Board of Trustees determined that such holdings are liquid (i.e., securities that can be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the instrument). Please include general market data on the types of investments and data on the liquidity of such instruments that the Fund invests in, or plans on investing in. The Staff notes additional comments may be issued based on the Registrant’s responses.

Response: The Registrant believes that none of the Funds invest or plan to invest more than 15% of their net assets in such securities as of December 31, 2016.

20.	Performance: In the Average Annual Total Returns table, please add a parenthetical stating that returns of certain classes are before taxes only, as applicable.

Response: The Registrant notes that the suggested parenthetical already appears in the Average Annual Total Returns table.

21.	Principal Investment Strategies: Please confirm that the BofA Merrill Lynch 3-Month Treasury Bill + 3% Wrap Index meets the criteria to be considered an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Registrant so confirms.

22.	Fees and Expenses: Assuming all references remain the same from each Fund’s Annual Fund Operating Expenses table, please include clarification in the narrative to each Fund’s expense example table to indicate whether the expenses reflect adjustments of expense waivers or reimbursements, as applicable.

Response: The Registrant does not believe that Item 3 requires such a clarification in the narrative preceding a Fund’s expense example.

23.	Principal Investment Strategies: In instances where investing in foreign securities is included in a Fund’s principal investment strategy, please indicate whether the Fund will invest in securities denominated in foreign currencies. Additionally, if Transamerica Small/Mid Cap Value intends to invest in securities denominated in foreign currencies, as evidenced by the inclusion of Currency Risk as a principal risk, please revise the disclosure to indicate that the Fund will invest in foreign securities traded on foreign markets. The Staff requests that if the Fund does not intend to invest in such securities, please remove Currency Risk as a principal risk of the Fund.

Response: The Registrant believes the current strategy and risk disclosure appropriately reflects the currency exposure of the applicable Funds.

24.	Principal Investment Strategies: Please consider adding the market capitalization ranges for the Russell 2000® Index as of a recent date.

Response: The Registrant has made updates consistent with the Staff’s comment.

25.	Principal Investment Strategies: Please explain supplementally the use of the Russell 3000® Index in determining issuers to be considered foreign issuers for Transamerica Small/Mid Cap Value. The Staff notes that the Russell 3000® Index is not a benchmark index for the Fund, and as such, its role in determining issuers to be considered foreign issuers is confusing:

“The fund may invest up to 10% of its total assets in the securities of foreign issuers, including ADRs and foreign securities trading on U.S. markets. An issuer that is a Russell 3000® Index constituent shall not be considered a foreign issuer, regardless of the issuer’s domicile or headquarters.”

Response: The Registrant has removed the sentence in question.

26.	Principal Risks: Please revise the principal risk related to “Exchange Traded Funds” to include the following risk factors: 1) the absence of a public market; 2) potential trading halts; and 3) the risks related to authorized participants.

Response: The Registrant has made updates consistent with the Staff’s comment.

27.	Principal Investment Strategies/Principal Risks: Please confirm if Transamerica Small/Mid Cap Value gains exposure to the sub-prime real estate market through holdings in real estate investment trusts (“REITs”). If so, please note this exposure in the Fund’s Principal Investment Strategies and Principal Risk sections.

Response: The Registrant does not believe that Transamerica Small/Mid Cap Value’s holding of REITs exposes the Fund to the sub-prime real estate market.

28.	More on Each Fund’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-08, please consider revising the disclosure in the section “More on the Fund’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider making revisions to the section in a future update.

29.	More on Risks of Investing in the Funds: Please consider deleting the following disclosure in order to clarify that all risks have been included:

“Each fund may be subject to risks other than those identified in this prospectus.”

Response: The Registrant believes the noted disclosure is appropriate.

30.	Shareholder Information: Please clarify if the management fees paid to Transamerica Asset Management (the Funds’ investment manager, “TAM” or the “Manager”) include the amounts paid to each sub-adviser. Additionally, please disclose, if accurate, that the Registrant’s exemptive order includes relief from aggregate fee disclosure as required from Item 10(a)(1)(ii). If the Registrant is unable to make such a representation, please state the sub-advisory fee as a percentage of net assets, including any breakpoints, as required in Item 10(a)(1)(ii) of Form N-1A. Additionally, please include the compensation and dates of service for any sub-advisers that were terminated over the past fiscal year in accordance with Instruction 1 to Item 10(a)(1)(ii) of Form N-1A.

Response: The Registrant notes that TAM pays each sub-adviser directly from the management fees it receives. The Registrant’s exemptive order does not include relief from Item 10(a)(1)(ii) of Form N-1A. With respect to Item 10(a)(1)(ii), the Registrant believes that the current disclosure is responsive. Instruction 3 to Item 10(a)(1)(ii) states that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” The disclosure in the prospectus represents the aggregate management fees paid by each Fund to TAM during the fiscal year ended October 31, 2016. The Registrant has included, in the “Performance” section of the prospectus with respect to Transamerica Multi-Cap Growth, disclosure concerning a sub-adviser change for the Fund that occurred during the fiscal year ended October 31, 2016.

31.	Buying Shares: Under the heading “By Wire Transfer,” please confirm if the “next determined public offering price” refers to the net asset value (“NAV”) plus any applicable front end sales load.

Response: The Registrant notes that the relevant disclosure appears above in the “Buying Shares” section of the prospectus.

32.	Selling Shares: Please identify circumstances when Transamerica Funds may postpone payment of redemption proceeds as described in the following disclosure:

“However, Transamerica Funds has the right to take up to seven days to pay redemption proceeds, and may postpone payment under certain circumstances, as authorized by law.”

Response: The Registrant has made updates in response to the Staff’s comment.

33.	Selling Shares: Please revise “Shares will normally be redeemed for cash, although the fund retains the right to redeem its shares in kind.” to clarify that in-kind redemptions are subject to market risks and brokerage transaction fees. Additionally, please clarify if any illiquid securities can be utilized to meet in-kind redemptions.

Response: The Registrant will consider making revisions to the section in a future update.

34.	Exchanging Shares: Please consider adding disclose noting that an exchange is a taxable event with an explanation. The Staff notes this information could be useful to shareholders.

Response: The Registrant has made updates consistent with the Staff’s comment.

35.	Converting Shares: Please revise disclosure to describe the circumstances when one share class may be converted to another. Additionally, if specific conditions apply to the conversion of one share class to another, please describe these conditions as appropriate, including, if sales loads will be imposed on share conversions.

Response: The Registrant notes that the relevant disclosure can be found in the Opening an Account section under the heading “Minimum Investment” and the “Choosing a Share Class” sections. The Registrant has made certain updates in response to the Staff’s comment.

36.	Choosing a Share Class: Please consider deleting the following disclosure under the heading “Class A Shares – Front Load”:

“Whether a sales charge waiver is available depends upon the policies and procedures of your brokerage firm or intermediary.”

Response: The Registrant believes the noted disclosure is appropriate.

37.	Choosing a Share Class: Please consider revising disclosure relating to contingent deferred sales charges (“CDSC”) under the heading “Class C Shares – Level Load” to clarify how the CDSC is calculated and applied. The Staff additionally request similar changes be made under the heading “Class A Shares – Front Load” to disclosure describing situations when sales charges may be waived.

Response: The Registrant believes the current disclosure is sufficiently clear.

38.	Choosing a Share Class: Please state whether the Funds make the information required by paragraphs (a)(1) through (a)(4) of Item 12 and Item 23(a) of Form N-1A available free of charge, on or through the Funds’ website at a specified internet address in a clear and prominent format as required by Item 12(a)(5) of form N-1A. If the Funds do not make the information required by paragraphs (a)(1) through (a)(4) of Item 12 and Item 23(a) available in this manner, disclose the reasons why they do not do so.

Response: The Registrant has made updates consistent with the Staff’s comment.

39.	Distribution of Shares: Please consider moving the information under the heading “Distribution Plan” to the “Choosing a Sales Class” section with other information discussing sales loads.

Response: The Registrant believes the current location of the “Distribution Plan” section is appropriate.

40.	Distribution of Shares: Please revise the information under the heading “Distribution Plan” to relevant information pertaining to Class B shares.

Response: The Registrant has made updates consistent with the Staff’s comment.

41.	List and Description of Certain Underlying Funds: Please confirm supplementally if this section includes underlying funds that are not part of any Funds’ principal investment strategies. If so, please consider moving the description of those funds to the SAI.

Response: The Registrant notes that the available underlying funds for a given asset allocation Fund contained in the List and Description of Certain Underlying Funds do form part of the Fund’s principal investment strategies.

42.	List and Description of Certain Underlying Funds: For Transamerica Core Bond, please revise the disclosure contained in the Fund’s Principal Investment Strategies to include a parenthetical disclosing that bonds or other debt securities that are rated in the lowest investment grade category are commonly referred to as “junk bonds.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

43.	List and Description of Certain Underlying Funds: Please explain the Registrant’s rational for including the chart containing principal risks after the principal investment strategies for Transamerica Total Return.

Response: The Registrant notes that this was a formatting error. As noted in the filing, the Registrant intends to update the “List and Description of Certain Underlying Funds” through a post-effective amendment filed pursuant to Rule 485(b) under the 1933 Act.

Advisor Class Prospectus Comments:

44.	Principal Investment Strategies: For Transamerica Asset Allocation - Conservative Portfolio, please disclose how the Fund intends to meet its investment objective of current income.

Response: As disclosed in Transamerica Asset Allocation - Conservative Portfolio’s principal investment strategies, the Portfolio’s investments in underlying funds are expected to achieve a mix of approximately 65% of net assets in fixed-income over time. The underlying fixed income funds pay dividends on a daily or monthly basis, and Transamerica Asset Allocation - Conservative Portfolio pays dividends quarterly.

45.	Principal Investment Strategies: For Transamerica Asset Allocation - Conservative Portfolio and Transamerica Asset Allocation - Moderate Portfolio, please explain how these Funds intend to meet their conservative investment objective while also including references to emerging markets, commodities and high-yield securities in their principal investment strategies, as these types of investments are not generally considered conservative investment strategies.

Response: The Registrant notes that the use of “Conservative” and “Moderate” in the name of these Funds is intended to reflect the risk-based allocation to equities versus fixed-income for the relevant Fund.

46.	Principal Investment Strategies/Principal Risks: The principal investment strategies for Transamerica Asset Allocation - Conservative Portfolio and Transamerica Asset Allocation - Moderate Portfolio both state: “The underlying funds may invest in a variety of U.S. and foreign equity and fixed-income (including high-yield) securities and alternative investments.” Please explain how the Funds intend to gain exposure to foreign securities, and if they will have any exposure to foreign currencies. Please revise each Fund’s principal investment strategies and principal risks accordingly.

Response: The Registrant believes the current disclosure is sufficient, and notes that each Fund currently discloses “Currency” risk and “Foreign Investments” risk.

47.	Principal Investment Strategies: For each Fund that invests in one or more underlying funds, please revise generic disclosure in the Funds’ principal investment strategies to disclose the specific types of equity and fixed-income securities, bonds, commodities or alternative securities the underlying funds will invest in, and add any corresponding principal risk disclosure. The Staff notes that Transamerica Dynamic Allocation contains the type of specific disclosure required.

Response: The Registrant believes the current investment strategy disclosure is appropriate. Please see the response to Comment 16 concerning the Principal Risks sections of the asset allocation funds.

48.	Fees and Expenses – Example: Please include both 5- and 10-year expense examples, as the Funds are not considered new funds as directed by Item 3, Instruction 6(b).

Response: The Registrant has added the 5- and 10-year expense examples for each applicable Fund.

49.	Principal Investment Strategies: Please provide a plain English explanation for the term “commodity-related securities” as the term may be confusing to investors.

Response: The Registrant has made updates consistent with the Staff’s comment.

50.	Principal Investment Strategies: The Staff notes that the principal investment strategies of Transamerica Asset Allocation - Conservative Portfolio, Transamerica Asset Allocation - Growth Portfolio, Transamerica Asset Allocation - Moderate Growth Portfolio and Transamerica Asset Allocation - Moderate Portfolio are substantially similar. Please tailor each Funds’ principal investment strategies to the specific investment strategies each Fund will employ in seeking to achieve its respective investment objectives.

Response: The Registrant notes that principal investment strategies of these funds of funds, each of which has the same portfolio construction manager which implements a similar portfolio construction strategy for each of the funds, are distinguished from each other in their respective allocations to underlying equity versus fixed income funds.

51.	Performance: As each Fund in the Advisor Class prospectus contains performance information of an existing share class not offered for sale in that prospectus, please consider adding which share class performance will be shown in the heading for the Performance section.

Response: The Registrant notes that the performance lead-in paragraph, the header for the performance bar chart and the average annual total returns table each identify which share class will be presenting performance information.

52.	Principal Investment Strategies: Please consider including the target allocation percentage for Transamerica Asset Allocation - Growth Portfolio as such information would be beneficial to shareholders. The Staff notes the target allocation percentages are given for Transamerica Asset Allocation - Conservative Portfolio, Transamerica Asset Allocation - Moderate Growth Portfolio and Transamerica Asset Allocation - Moderate Portfolio.

Response: The Registrant believes that the current strategy disclosure for Transamerica Asset Allocation - Growth Portfolio is appropriate. The Registrant notes that the use of “Growth” in the Portfolio’s name reflects an allocation to assets, either directly or through underlying funds, that are expected to increase in value over time. This is consistent with the Fund’s investment objective of seeking long-term capital appreciation.

53.	Principal Investment Strategies/Principal Risks: Please revise the principal investment strategies for the Transamerica Asset Allocation - Growth Portfolio and Transamerica Asset Allocation - Moderate Growth Portfolio to disclose how each Fund will employ a growth strategy and add corresponding disclosure in each Fund’s Principal Risks sections.

Response: The Registrant believes the current disclosure is appropriate.

54.	Principal Investment Strategies/Principal Risks: Please revise the principal investment strategies for the Transamerica Asset Allocation - Moderate Portfolio to disclose how the Fund will employ a moderate strategy and add corresponding principal risk disclosure as applicable.

Response: The Registrant believes the current disclosure is appropriate.

55.	Principal Investment Strategies: Please clarify the principal investment strategies for Transamerica Dynamic Allocation relating to investments in ETFs. The Staff notes that the wording of the following disclosure can lead to confusion about the types of ETFs being used by the Fund:

“The fund seeks to achieve its objective by investing primarily in a combination of exchange-traded funds (“ETFs”) that are based on an index and managed by unaffiliated investment advisers.”

“The underlying equity ETFs may include large, mid and small cap ETFs, growth and value-oriented ETFs, international ETFs, and ETFs that are based on equity indexes. The underlying long-term fixed income ETFs may include ETFs that invest in U.S. and non-U.S. issuers, corporate, mortgage-backed and government securities, investment grade securities, securities rated below investment grade (commonly known as “junk bonds”) and ETFs that are based on fixed income indexes.”

Response: The Registrant believes the noted disclosure is sufficiently clear.

56.	Principal Investment Strategies/Principal Risks: Please revise the Event Risk Management strategy disclosure in the principal investment strategies for Transamerica Dynamic Allocation and the corresponding risk factor for plain English. The Staff notes the current disclosure contains significant industry jargon including “aggregate premiums paid on options and initial margin on futures contracts,” and may be confusing to investors.

Response: The Registrant believes the current disclosure is sufficiently clear.

57.	Principal Investment Strategies: In the principal investment strategies for Transamerica Dynamic Income, please provide a plain English explanation for the terms “optimize yields” and “populate the allocation” as these terms may be confusing to investors.

Response: The Registrant has made updates consistent with the Staff’s comment.

58.	Principal Investment Strategies: Please clarify the following dividend payment strategy in principal investment strategies for Transamerica Dynamic Income to indicate whether it can be related to certain interest rate measures:

“It is the fund’s goal to pay a monthly dividend that is generally consistent in amount based on current market conditions. The dividend will be calculated based on estimates of expected dividends from the fund’s holdings. Actual dividends received by the fund may vary from the estimates, and subsequent monthly dividends will be adjusted accordingly.”

Response: The Registrant has made updates consistent with the Staff’s comment.

59.	Principal Risks: Please include a risk factor related to value stocks as a principal risk for Transamerica Dynamic Income, as value strategies are mentioned in the Fund’s principal investment strategies.

Response: The Registrant has made updates consistent with the Staff’s comment.

60.	Principal Investment Strategies: For each “global” or “international” fund, please consider revising the Fund’s Principal Investment Strategies to disclose that the Fund may consider the following to be global securities: Issuers considered to be economically tied to countries outside the US, without limitation: (1) an issuer organized under the laws of or maintaining a principal office or principal place(s) of business outside the US; (2) an issuer of securities that are principally outside the US; (3) an issuer that derives or is currently expected to derive 50% or more of its total sales, revenues, profits, earnings, growth, or another measure of economic activity from, the production or sale of goods or performance of services or making of investments or other economic activity outside the US, or that maintains or is currently expected to maintain 50% or more of its employees, assets, investments, operations, or other business activity outside the US; or (4) a governmental or quasi-governmental entity outside the US. Additionally, the sub-adviser may consider an issuer to be economically tied to countries outside the US even though it may be based in a developed market such as the United States. The sub-adviser considers countries outside the US to be countries included in each Fund’s respective benchmark index.

Response: The Registrant does not believe that this definition is required. Rather, we believe that, based on guidance given by the Staff, the applicable Funds have flexibility to develop their own definitions so long as those definitions effectively connote the appropriate level of investment outside the U.S. See the Letter to Mara Shreck, Esq., Associate Counsel, Investment Company Institute, SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012).

61.	Financial Highlights: Please include Financial Highlights for at least one class of each Fund with an existing share class that been in operation long enough to include such information.

Response: The Registrant has made updates consistent with the Staff’s comment.

SAI Comments

62.	Additional Information about Fundamental Investment Policies: Please supplementally explain the types of investments that will not be considered to be ‘members of an industry’ and excluded from consideration under the Funds’ concentration policy. The Staff specifically notes the following: industries in which a municipal security invests, securities of foreign governments, issuers domiciled in a single jurisdiction or country and counterparties to foreign currency transactions.

Response: In response to the Staff’s comment, the Registrant has removed the noted exclusion permitting investments without limit in counterparties to foreign currency transactions.

The Registrant has not made any changes regarding the exclusion for municipal securities. The Registrant is unaware of any Staff position or any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

The Registrant also has not any changes concerning the exclusion for securities of foreign governments. The Registrant is not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. The Registrant also notes that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

In addition, as to issuers domiciled in a single jurisdiction or country, the Registrant is unaware of any formal Staff position or other regulatory requirement that such issuers must be considered members of the same industry for purposes of a fundamental policy relating to concentration. The Registrant has therefore not made any changes to this exclusion.

63.	Additional Information Regarding Investment Practices: Please confirm the inclusion of equity securities, debt and fixed income securities, preferred stocks, and derivatives to be considered temporary defensive positions as these types of investments are generally not considered to be defensive.

Response: The Registrant so confirms.

64.	Portfolio Turnover: Explain any significant variation in the Funds’ portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year.

Response: The Registrant has made updates consistent with the Staff’s comment.

65.	Disclosure of Portfolio Holdings: Please confirm if the confidentiality policy of the Funds, as described in the Disclosure of Portfolio Holdings Section, ensures that any dissemination of non-public information will not be used for any trading purposes.

Response: The Registrant so confirms and notes that where disclosure is made to TAM affiliates, those parties receiving non-public information concerning portfolio holdings are made subject to the same ethical obligations and monitoring requirements as TAM employees.

66.	Disclosure of Portfolio Holdings: Please explain how the Disclosure of Portfolio Holdings policy of the Funds does not apply to separate account and unregistered product clients of TAM, the sub-advisers of the funds, or their respective affiliates as well as prospective clients.

Response: The Registrant confirms that where the Disclosure of Portfolio Holdings policy does not apply to certain parties receiving non-public information concerning portfolio holdings (as described in the comment above), any disclosure is bound by confidentiality arrangements to prevent any misuse of disclosed information.

67.	Investment Manager Compensation: Please revise the first column of the table containing the total advisory fees paid by the Funds for the past three fiscal years to disclose the aggregate fees paid before waivers and expense reimbursements as required by Item 19(a)(3) of form N-1A.

Response: The Registrant notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund” and does not specify that this information be provided before any waivers and expense reimbursements. As the Funds have disclosed the total aggregate amount of payments to the manager, the Registrant respectfully declines to make any changes in response to this comment.

68.	Sub-Advisory Fees: Unless the Registrant’s exemptive order includes aggregate fee disclosure, please add aggregate compensation paid to each sub-adviser for the past three years or for the length of the sub-adviser’s service, and the method of calculating such compensation. Describe any fee waiver contracts between TAM and any sub-adviser.

Response: The Registrant notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the manager, and not the Funds, the Registrant respectfully declines to make any changes in response to this comment.

69.	Distribution Plan: The Staff notes that each Fund’s 12b-1 Distribution Plan permits the fund to make payments to TCI and others as compensation for their services. Please disclose what parties in addition to TCI may receive such compensation from the Funds.

Response: The Registrant confirms that TCI is the only party that receives compensation from the Funds.

70.	Brokerage Commissions Paid: Please revise the Brokerage Commissions Paid table to include the percentage of a fund’s aggregate brokerage commissions paid to an affiliated broker during the most recent fiscal year and the percentage of a fund’s aggregate dollar amount of transactions involving the payment of commissions effected through the broker during the most recent fiscal year as required by Item 21(b)(2) of Form N-1A.

Response: The Registrant has made updates consistent with the Staff’s comment.

Please call (832) 945-5596 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.